April 15, 2005

VIA HAND DELIVERY AND EDGAR

Peggy Kim, Esq.

Division of Corporation Finance

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	JER Investors Trust Inc.
Amendment No. 3 to Form S-11
Registration No. 333-122802

Dear Ms. Kim:

On behalf of JER Investors Trust Inc. (the “Company”), a Maryland corporation, we hereby electronically transmit, pursuant to Regulation S-T promulgated by the Securities and Exchange Commission (the “Commission”), Amendment No. 3 to the Registration Statement on Form S-11 (Registration No. 333-122802) (as amended, the “Registration Statement”), initially filed with the Commission on February 14, 2005 and amended on February 15, 2005 and March 24, 2005, relating to the initial public offering of shares of common stock, par value $.01 per share (the “Common Stock”), by the Company and the sale by certain stockholders of the Company of shares of Common Stock. In addition, we are responding, on behalf of the Company, to the comments of the staff of the Commission (the “Staff”) set forth in your letter dated April 7, 2005 (the “Comment Letter”).

Each of the numbered comments below relates to the corresponding numbered comment in the Comment Letter and is immediately followed by the response to such comment. All references to page numbers are to the pages in Amendment No. 3 to the Registration Statement, as filed with the Commission on the date hereof.

General

1.	We note your response to prior comment 2; however, we reissue our previous comment. Please identify the person who founded and organized JER Investors Trust.

The disclosure in the first sentence on pages 1 and 50 of the prospectus has been revised in response to the Staff’s comment to indicate that the Company was organized by J.E. Robert Company, Inc. We also refer the Staff to our prior response to this comment and clarify that no individual natural person or persons founded or organized the Company or contributed anything of value to, or received anything of value from, the Company in connection with the Company’s formation.

Peggy Kim, Esq.

Division of Corporation Finance

Securities and Exchange Commission

2.	We are continuing to review your response to prior comment 3. We may have further comment.

We note the Staff’s comment.

Prospectus Summary, page 1

3.	We note your response to prior comment 11; however, we reissue our previous comment. Please include Mr. J.E. Roberts, JER Commercial Debt Advisors, J.E. Roberts Company, and any other affiliated companies in your organizational chart. Please also include ownership percentages.

We have added a structure chart on page 7 of the prospectus in response to the Staff’s comment. We note that the ownership structure of the manager may change and any change will be reflected in a subsequent filing.

Our Manager, page 4

4.	Please disclose in this section that J.E. Robert Company is wholly-owned by Mr. Robert and that the manager is wholly-owned by Mr. Robert and J.E. Robert Company.

We have added disclosure on pages 4 and 67 of the prospectus in response to the Staff’s comment.

Targeted Investments, page 4

5.	We note your response to comment 14. However, we were unable to access the referenced information on the website you provided. Please supplementally provide us with copies of the demographic and other market data referenced in the prospectus, identify where it was used in the prospectus, and confirm that it is available to the general public.

We have supplementally provided the Staff with copies of the data referenced in the paragraph entitled “CMBS” on page 4 and the fourth paragraph on page 53 of the prospectus. We also confirm that such data is available to the public generally at the following web address: http://www.cmalert.com/Public/MarketPlace/MarketStatistics/index.cfm.

Conflicts of Interest, page 5

6.	Please disclose that the Chairman of your Board of Directors indirectly wholly-owns your manager.

Peggy Kim, Esq.

Division of Corporation Finance

Securities and Exchange Commission

We have added disclosure on pages 6 and 11 of the prospectus in response to the Staff’s comment. We note that the ownership structure of the manager may change and any change will be reflected in a subsequent filing.

Risk Factors, page 10

7.	We note your response to comment 26. We also note your disclosure regarding the risk created by the impact of increased FFO on the calculation of the incentive fee. However, it appears to us that the incentive fee may also be increased by a decrease in the weighted average price per share of your common stock offerings. Please supplementally advise us whether a decrease in your stock price, and subsequent stock offerings at the reduced price would, assuming FFO is unchanged, increase the incentive fee. In addition, please supplementally advise us whether you believe the company can downwardly pressure its stock price without impacting its FFO, including, for example, by increasing its dividend and FFO payout ratio. If so, please disclose this potential conflict of interest between the manager and your stockholders.

The calculation of the incentive fee is based on the “weighted average offering price” of the outstanding shares of common stock of the Company. Therefore, even if the market price of the already issued and outstanding shares decreases below the offering price, incentive fee does not change.

Assuming that the dollar amount of FFO is unchanged and the same dollar amount of capital is raised, subsequent offerings of Common Stock at a reduced price per share will not increase the incentive fee. Incentive fee is calculated based on FFO per share. Therefore, if the dollar amount of FFO does not change, FFO per share will be reduced since the number of shares offered will have increased (i.e., to raise the same dollar amount of capital at a reduced share price, more shares will have to be issued). The result is no change in the dollar amount of the incentive fee. Please see the examples attached hereto as Annex A.

There are numerous things that the Company could theoretically do to put downward pressure on its stock price without affecting the dollar amount of FFO. However, as written above, there is no economic objective in putting downward pressure on stock price in an effort to increase incentive fee.

8.

We note your response to prior comment 28; however, we reissue our previous comment. FBR is a principal stockholder of JER and appears to be the sole initial purchaser and placement agent for the private placement. Further, it appears that the stockholders who received shares from FBR in that private placement will now be selling their shares in this public offering. In addition, it appears that FBR may still be affiliated with the company, notwithstanding the fact that the two board members of JER sit on the board

Peggy Kim, Esq.

Division of Corporation Finance

Securities and Exchange Commission

of the parent company of FBR, rather than FBR itself. If you do not believe that there is an actual conflict, then please revise to describe the risk of the potential conflict of interest.

We note the Staff’s comment. We advise the Staff that the Company and the underwriters continue to believe that FBR’s ownership of the Company’s common stock does not present a risk to the Company that would be appropriate for the “Risk Factors” section of the prospectus. FBR has again advised the Company and the other underwriters that it is aware of its responsibilities and liability under Sections 11 and 12 of the Securities Act. The Company and the underwriters believe that the underwriters are conducting a thorough due diligence investigation commensurate with that for any similar public offering. The Company and the underwriters also note that the rules of the National Association of Securities Dealers, Inc. presume affiliation and conflict of interest where an NASD member beneficially owns in excess of 10% of the issuer’s stock. FBR’s parent beneficially owns only 7.7% of the Company’s stock prior to completion of the offering. The Company notes that Messrs. Altobello and Ramsey are independent directors of the Company and neither is an officer of the Company or its affiliates or of FBR or its affiliates. As previously noted to the Staff in response to the Staff’s prior comment, Messrs. Altobello and Ramsey were chosen by the Company as directors independently with no input from FBR. The Company adds that Messrs. Altobello and Ramsey abstained from any Board decision regarding FBR’s engagement. Thus the Company and the underwriters do not believe the directorships of Messrs. Altobello and Ramsey present a risk to the Company.

Any balanced discussion of a the potential risks of a conflict of interest stemming from FBR’s relationship with the Company would also need to include offsetting disclosure that addressed why the Company and the underwriters did not believe that the potential risks actually existed. That type of analysis, however, does not lend itself to risk factor disclosure-the Staff has consistently taken the position that mitigating language is inappropriate in a risk factor section. The Company and the underwriters note that disclosure of these relationships is included in the “Certain Relationships and Related Transactions,” “Security Ownership of Certain Beneficial Owners and Management” and “Underwriting” sections of the prospectus, and thus this information is disclosed clearly to investors. The Company and the underwriters believe these sections are the appropriate location for disclosure of this information as the relationships do not pose a risk to the Company.

The JER Fund III partnership agreement limits our ability to invest in certain real estate structured finance products, page 11

9.	We note that you state: “[t]he JER Fund III partnership agreement restricts our manager’s ability to cause us to invest in real estate structured finance products.” Please revise, here and on page 57, to further describe and quantify the restriction. Please revise to describe what “related securities” are. In this connection, we note your response to prior comment 98. Please supplementally provide us with a copy of the JER Fund III partnership agreement. We may have further comment.

The disclosure on pages 12, 61-62 and 73-74 of the prospectus has been revised in response to the Staff’s comment. We have supplementally provided the Staff with the JER Fund III partnership agreement.

Interest rate fluctuations could reduce our ability to generate income on our investments and may cause losses, page 14

10.	Please disclose in this risk factor the impact on your net income of a 100 basis point change in interest rates. We note the similar disclosure on page 45.

We have added disclosure on page 16 of the prospectus in response to the Staff’s comment.

Investments in net lease properties may generate losses, page 20

11.	We note your response to prior comment 22. Please revise the list of generic risks to describe the specific risks associated with net leases, including the risk that tenants may fail to fulfill their lease obligations of maintenance and repair and the difficulty of releasing property that may have been suited to the particular needs of the former tenant.

The risk factor disclosure on pages 21-22 of the prospectus has been revised in response to the Staff’s comment.

Our manager has discretion in the use of the proceeds of this offering and investors in this offering will not have an opportunity to evaluate the investments that may be made with the proceeds of this offering, page 31

Peggy Kim, Esq.

Division of Corporation Finance

Securities and Exchange Commission

12.	We note your response to comment 20. Please disclose, if accurate, that after the offering and the use of the proceeds as provided in the prospectus, you will be able to re-borrow the amounts repaid on your repurchase agreements in order to make new investments.

The risk factor disclosure on page 32 of the prospectus has been revised in response to the Staff’s comment to disclose that after the offering and the use of proceeds as provided in the prospectus, the Company may reborrow amounts repaid under its repurchase agreements in order to make new investments and stockholders will not have an opportunity to evaluate these investments.

Use of Proceeds, page 34

13.	We note that in the risk factor on page 31 you state that the manager has discretion to use some of the proceeds to repay debt and some of the proceeds to acquire unidentified assets. Please revise the Use of Proceeds section to describe this discretion and estimate the amounts that may be used to repay outstanding debt and the amounts that will be used to acquire assets that have not yet been identified. Refer to Instruction 7 of Item 504 of Regulation S-K.

We have revised the risk factor on page 32 to delete the language that stated that the Company has discretion in the use of proceeds from this offering to acquire assets. The Company intends to use all of the proceeds from this offering to repay its outstanding indebtedness under its two repurchase agreements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

Trends, page 39

14.	Please expand your disclosure about how the historical lending practices of bank lenders will provide opportunities for mezzanine lending. In particular, please briefly explain these historical lending practices.

The disclosure on page 41 of the prospectus has been revised in response to the Staff’s comment.

Rising interest rate environment, page 39

15.	Please discuss the effect of rising interest rates on prepayment proceeds, as disclosed on page 16.

We have added the sentence from page 16 to page 41 in response to the Staff’s comment.

Peggy Kim, Esq.

Division of Corporation Finance

Securities and Exchange Commission

Results of Operations, page 42

16.	We note your response to our prior comment 43 and the related changes to your disclosure. Revise your disclosure to include the following disclosures:

•	The manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•	The economic substance behind management’s decision to use the measure;

•	The material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure; and

•	The manner in which management compensates for these limitations when using the non-GAAP financial measure.

Refer to question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

The disclosure on page 45 of the prospectus has been revised in response to the Staff’s comment.

Liquidity and Capital Resources, page 43

17.	We have considered your response to our prior comment 45. In a supplemental response explain how you have considered your commitments to acquire loans subsequent to year end in your analysis.

Any commitments as of December 31, 2004 to fund new investments were expected to be and have been funded through additional borrowings under debt facilities, remaining cash on hand and cash flow provided by operations.

Our Company, page 47

Targeted Investments, page 49

18.	We note your response to comment 57. In addition to disclosing that you will purchase and originate your investments, please provide a brief description of the differences between these two sources of investments, including the differences in competitive conditions, your capabilities, your business relationships and the relative risks and profit margins. In addition, please disclose the percentage of your portfolio to date that you originated.

Peggy Kim, Esq.

Division of Corporation Finance

Securities and Exchange Commission

The disclosure on page 52 of the prospectus has been revised in response to the Staff’s comment.

Our Investments, page 52

19.	We have considered your response to our prior comment 62. In a supplemental response, please explain how you had concluded that you were the primary beneficiary of the Re-REMIC Trust as of September 30, 2004 and the change in assumptions that lead you to conclude that you were no longer the primary beneficiary as of year end. Additionally, please explain to us how you arrived at the conclusion that despite the existence of voting rights, the issuing trusts for your four CMBS transactions still qualify as QSPE in accordance with SFAS 140. Cite any relevant accounting literature in your response.

The Company initially believed the Re-remic trust formed in 2004 (the “Re-remic Trust”) was not a qualified special purpose entity under SFAS 140 based on the Company’s understanding at that time of the nature of certain voting powers held by the assets of the Re-remic Trust (which are beneficial interests in other trusts). As such, the Company applied FIN 46 and believed that consolidation was required.

Subsequent to its initial filing, the Company had several follow-up discussions with other industry participants and the attorneys involved in developing the relevant governing documents of the Re-remic Trusts that clarified the Company’s understanding of the voting rights in the Re-remic Trust transaction. Based on this analysis, the Company has revised its initial conclusion and now believes the Re-remic Trust is a qualifying special purpose entity.

Paragraphs 35 and 39 of SFAS 140 provide that to be a qualifying special purpose entity an entity can hold only passive financial assets. Specifically, paragraph 39 states:

“a financial asset or derivative instrument is passive only if holding the asset or instrument does not involve the holder in making decisions other than the decisions inherent in servicing (paragraph 61). An equity instrument is not passive if the qualifying SPE can exercise the voting rights and is permitted to choose how to vote.”

The assets held by the Re-remic Trust allow the Re-remic Trust to vote to make certain amendments to the documents of the underlying trusts that formed the beneficial interests the Re-remic Trust holds. While the Company was initially concerned that such voting rights could be substantive, the Company now understands that these rights are not substantive. Any votes would be for amendments for minor technical corrections. Any substantive amendments would require a vote of the majority of the beneficial interest holders of the underlying trusts themselves, which would involve classes of interest holders containing

Peggy Kim, Esq.

Division of Corporation Finance

Securities and Exchange Commission

significantly more votes than are held by the Re-remic Trust. Historically, there have been very few (if any) amendments to Remic transactions other than for administrative changes.

The Re-Remic Trust also has the ability to appoint the special servicer to an underlying trust. We believe this is a permitted activity of a QSPE as it is an inherent right related to the servicing of the beneficial interests the Re-remic Trust holds. Under paragraph 35 (c) (4) of SFAS 140, a QSPE is allowed to hold servicing rights, and as such the Company believes the QSPE would also be able to hold the right to appoint the servicer (or special servicer). Of course, the entity is restricted to servicing activities in which it can engage, as described in FAS 140 and the related Q&A’s.

To further support the Company’s conclusion to not consolidate the Re-remic Trust, the Company also revisited its FIN 46 analysis. In re-performing the analysis, the Company concluded that its previous assessment was incomplete and that expected losses and related variability should include both credit losses and the impact of changing interest rates because all of the Re-remic Trust’s investments are fixed rate instruments. This is in contrast to the analysis performed for the Company’s September 30, 2004 financial statements, which simply measured the loss exposure to credit losses and not interest rate variability. Based on the updated analysis, the Company concluded that it was not the primary beneficiary.

It should be noted that only the Re-remic Trust has underlying assets with potential voting rights. For the three additional transactions undertaken in the fourth quarter of 2004, the underlying assets are predominantly commercial mortgage loans that do not have voting rights and are deemed to be passive assets under the guidance set forth in paragraph 39.

20.	To the extent you are no longer required to consolidate the Re-REMIC Trust, please clarify if there is any exposure related to the trust that could impact your liquidity or financial condition. If so, please disclose any risks for these off-balance sheet arrangements in your MD&A. Reference is made to Item 303(A)(4) of Regulation S-K.

There are no requirements of the investment in the Re-Remic trust held by the Company to fund additional capital to, repay the indebtedness of or pay principal or interest with respect to the other certificates issued by such Re-Remic trust. Therefore, the Company does not believe that the Re-Remic trust adversely impacts the liquidity of the Company beyond what has been disclosed and stated in the registration statement.

Credit and Interest Rate Risk Management, page 54

Peggy Kim, Esq.

Division of Corporation Finance

Securities and Exchange Commission

21.	We note your response to comment 64 and 67. Please disclose the number of employees of J.E. Robert that will be dedicated to the manager for the purposes of reviewing and monitoring your credit risk, conducting your due diligence and performing your asset management functions.

We have added disclosure on page 62 of the prospectus in response to the Staff’s comment.

Our Manager and the Management Agreement, page 63

The Management Agreement, page 65

22.	We note that the manager is completely dependent on J.E. Robert in fulfilling its obligations under the management agreement. Please disclose what contractual rights exist between the manager and J.E. Robert. Please also disclose what rights, if any, you have to proceed against J.E. Robert for its actions with respect to you and the manager. In addition, please disclose any risks to you of entering into a management agreement with what appears to be a shell entity.

We have added disclosure on page 70 and in the risk factors on page 11 of the prospectus in response to the Staff’s comment.

23.	Please disclose the number of employees that are provided by J.E. Robert to the manager for the purposes of fulfilling its obligations under the management agreement.

We have added a paragraph on page 62 that discusses the Services Agreement among the Company, the Manager and J.E. Robert Company and the obligations of J.E. Robert Company to provide the Manager with employees for the purposes of reviewing and monitoring the Company’s credit risk, conducting the Company’s due diligence and performing the Company’s asset management functions in response to the Staff’s comment.

Management Fees and Incentive Compensation, page 66

24.	We refer to our earlier comment regarding calculation of the incentive fee. If the incentive fee may be increased as a result of a decrease in your share price and share offerings at the reduced price, please provide appropriate disclosure in your discussion of items that may impact the incentive fee.

We direct the Staff to our response to comment number 7 above.

Certain Relationships and Related Parts, Transactions, page 78

Peggy Kim, Esq.

Division of Corporation Finance

Securities and Exchange Commission

25.	We note your response to prior comment 75 and your statement: “[t]he offers and sales made to Qualified Institutional Buyers were made pursuant to Rule 144A of the Securities Act and the offers and sales made to individual investors were made in reliance on Rule 506 of the Securities Act. Please note that Rule 506 applies to offers and sales by issuers. Please supplementally tell us the exemptions relied upon for the initial offer of shares to FBR and the resale by FBR in June 2004. Specifically, please confirm that FBR relied only on Rule 144A and Regulation S for its resales, or advise us.

The offers and sales made to Qualified Institutional Buyers were made pursuant to Rule 144A of the Securities Act, and FBR acted as initial purchaser with respect to shares sold pursuant to Rule 144A. The offers and sales made to individual investors pursuant to Rule 506 were made directly from the Company to such individual investors in reliance on Rule 506 of the Securities Act. FBR acted as placement agent with respect to the shares sold pursuant to Rule 506. All sales made by the Company pursuant to Rule 506 were made directly to investors, not resold through FBR. Because the offerings were simultaneous, the Company entered into a single agreement with FBR that was a purchase/placement agreement in connection with such sales that covered separately, where appropriate, the two separate forms of offerings and FBR’s role as initial purchaser in the 144A offering and as placement agent in the Rule 506 offering. We confirm to the Staff that FBR relied only on Rule 144A and Regulation S for its resales.

Selling Stockholders, page 80

26.	We note your responses to prior comments 76-79. We may have further comment on the selling stockholder disclosure when it is filed. Also, please confirm that you will include this information in any preliminary prospectus that you distribute to potential investors.

We note the Staff’s comment and confirm that we will include all selling stockholder information in any preliminary prospectus that the Company distributes to potential investors.

Description of Capital Stock, page 81

27.	We note your response to prior comment 80. Please disclose the information described in Item 201(a) of Regulation S-K with respect to the trading of your common stock as reported on the PORTAL Market.

We have added a table on page 39 of the prospectus in response to the Staff’s comment.

Common Stock, page 81

Peggy Kim, Esq.

Division of Corporation Finance

Securities and Exchange Commission

28.	We note your response to comment 82. Since the opinion will be filed prior to effectiveness, please confirm that you will update this disclosure prior to effectiveness.

Because the opinion will be filed prior to effectiveness, the disclosure on page 85 of the prospectus has been revised to state that Maryland counsel has opined that all shares offered under the prospectus will be duly authorized, fully paid and non-assessable, subject to standard assumptions.

Financial Statements

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm page F-2

29.	It appears that the second paragraph of the audit report has been amended to include some of the suggested language from AU Section 9508.18. The suggested modification from AU 9508.18 also includes the following language “The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.” Either revise to include this additional sentence or have your auditors tell us why they believe revision is not necessary. We may have further comment upon review of the response.

The Company’s independent public accounting firm, Ernst & Young LLP, has provided the Company with the following information in response to this comment:

“We have included the additional language in the scope paragraph of our report to clarify that the purpose and extent of our consideration of internal control over financial reporting was to determine that the nature, timing and extent of tests to be performed were appropriate in the circumstances, but was not sufficient to express an opinion on the effectiveness of internal control over financial reporting. Inclusion of this language is consistent with the recent release from the AICPA’s Center for Public Company Audit Firms (CPCAF). Although the wording included in our report differs slightly from the language included in Interpretation No. 18 to SAS 59, Reports on Audited Financial Statements, and the alternative included in the CPCAF release, we have previously discussed this wording with individuals in the Chief Accountant’s Office of the Division of Corporation Finance, who agreed to accept the revised wording in our reports.”

Consolidated Statement of Earnings, page F-4

30.	We note your response to our prior comment 92. Please revise your income statement to parenthetically note next to general and administrative expenses

Peggy Kim, Esq.

Division of Corporation Finance

Securities and Exchange Commission

that the amount is exclusive of stock based compensation which is shown separately.

The disclosure on pages 10, 40 and F-4 of the prospectus has been revised in response to the Staff’s comment.

CMBS, page F-11

31.	Please explain to us how you considered the disclosure requirements of EITF 03-1 in preparing your disclosure.

The Company assessed the disclosure requirements of EITF 03-1 in preparing the CMBS footnote to the financial statements. Included in that footnote is a table showing the cost, fair value and unrealized gains/losses for the Company’s CMBS securities. Because none of the Company’s investments have been owned for twelve months (and the majority were acquired in the fourth quarter), the disclosures set forth in paragraph 21a.(2) of EITF 03-1 are not applicable for the December 31, 2004 financial statements.

Similarly, the Company believes the disclosure covers the relevant information set forth in 21b, particularly when considering that most of the investments were acquired in the fourth quarter. The Company describes the nature of the investments b(1), the severity and duration b(4), and when taken with other disclosure, the number of positions in a loss position. Overall, the reason for the decline in fair value for those assets in an unrealized loss position was due to changes in the market interest rates ( i.e., the ten year treasury) during the period from acquisition to the balance sheet date.

The Company would expect to expand its disclosure in future filings in which it has held investments for more than a twelve month period.

Stock Option and Incentive Award Plan, page F-15

32.	We have considered your response to our prior comment 96. How did you determine that it was appropriate to recognize the entire expense for stock granted to the Manager prior to the Manager satisfying the performance criteria under SFAS 123 and EITF 00-18? Please cite any relevant accounting literature in your response.

The Company considered the guidance set forth in FAS 123, EITF 00-18 and EITF 96-18 in determining its accounting for the shares issued to the Manager. The Company believes that the facts and circumstances for determining a measurement date in this situation are different than those addressed by EITF 96-18 and EITF 00-18. The relationship of the Manager to the Company is much more similar to that of an employee than a third party non-employee. Most

Peggy Kim, Esq.

Division of Corporation Finance

Securities and Exchange Commission

employees are economically dependent on the employer and, therefore, presumptively will perform under a contractual arrangement; otherwise, the employee would risk losing his or her job. By contrast, a nonemployee does not have the same commitment to the issuing company, and generally has multiple sources of revenue. The Company believes that it is this distinction that drives the guidance of determining a measurement date under EITF 96-18 (because of the subjectivity of the relationship between the nonemployee and the company, performance cannot be presumed unless the arrangement contains a substantive disincentive for nonperformance). In the Company’s case, the Manager has the same characteristics as an employee as it provides all day to day functions from an operational, strategic and financial standpoint on behalf of the Company. Also, other than incidental revenue (e.g. interest earned on cash accounts), the Manager has no sources of revenue other than what is earned as a result of its services to the Company. Therefore, the Company believes a measurement date exists as of the date of grant because performance under the contract can be presumed at that date given the fact that the Manager is economically dependent on the Company and the Company cannot carry out its day to day operations without the Manager.

The shares (which were fully vested at the grant date) were awarded to the Manager in return for effecting the private placement offering that raised the initial capital for the Company. The Registration Rights Agreement, entered into at the time of the private placement, stipulates that the Company is required to use “commercially reasonable efforts” to file a Registration Statement within 9 months, otherwise the Manager would forfeit one-half of its shares. Since there is no requirement that the Registration Statement be declared effective and the filing of a Registration Statement is solely in control of the Company and the Manager, we believe that at the date of grant, there was no doubt that the Company would file such a Registration Statement. Additionally, we viewed the filing of the Registration Statement as a perfunctory obligation (since it was not required that the filing be declared effective). And, in fact, the Company did file a Registration Statement within the 9 month period. Both EITF 96-18 and EITF 00-18 stipulate that “any measured cost of the transaction should be recognized in the same period(s) and in the same manner (that is, capitalize versus expense) as if the enterprise had paid cash for the goods or services.” Accordingly, the Company believes recording the stock award expense in 2004 accurately reflects the economics of the award, as all the significant services for which the award was granted occurred in 2004 and represents how the transaction would have been recorded if the Manager received cash as compensation.

Part II. Information Not Required in Prospectus

Item 33. Recent Sales of Unregistered Securities, page II-1

Peggy Kim, Esq.

Division of Corporation Finance

Securities and Exchange Commission

33.	We note that it appears that you have combined several transactions in the second paragraph. Please revise the disclosure of the June 2004 transactions to separately describe:

•	The initial purchase by FBR including the date, title and amount of securities, consideration and the exemption relied upon.

•	The resale by FBR including the exemptions relied upon and identifying the types of purchasers.

•	Each sale of securities by the company to purchasers other than FBR.

The disclosure on pages II-1 and II-2 of the Registration Statement has been revised in response to the Staff’s comment.

Exhibits

Legal Opinion

34.	We note assumption 6 and the pricing committee resolutions regarding among other things, authorization of the issuance of stock, setting consideration, and reclassification of unissued stock. Please remove assumption 6, or tell us how counsel will be able to opine that the shares are validly authorized and issued, fully paid, and non-assessable given this assumption.

Once the pricing committee meets and adopts resolutions regarding authorization of the issuance of Common Stock, consideration, and reclassification of unissued stock, among other things, the final version of the Exhibit 5 opinion will be filed, in which Maryland counsel will remove assumption number 6.

Tax Opinion

35.	We note that in the last paragraph you state that the opinion “may not be relied upon by anyone else without our prior written consent.” Please omit this sentence since it implies that investors may not rely upon your opinion.

We will delete the sentence as per the Staff’s comment before filing the tax opinion.

*    *    *    *

Any questions or comments relating to the foregoing or the enclosed materials should be directed to the undersigned at (212) 735-3669.

Peggy Kim, Esq.

Division of Corporation Finance

Securities and Exchange Commission

Very truly yours,

/s/ Tymour Okasha

Tymour Okasha

cc:	Michael McTiernan, Esq.,

  Division of Corporation Finance

  Securities and Exchange Commission

Robert Telewicz,

  Division of Corporation Finance

  Securities and Exchange Commission

Cicely Luckey

  Senior Staff Accountant

  Division of Corporation Finance

  Securities and Exchange Commission

Daniel T. Ward,

  Secretary

  JER Investors Trust Inc.

Kari L. Doescher,

  Chief Financial Officer

  JER Investors Trust Inc.

David C. Wright,

  Hunton & Williams LLP

David J. Goldschmidt

Annex A

Example 1: No Additional Equity Raise

Assume the following:

•      Funds from Operations for the quarter equals $5,000,000;

•      11,845,010 shares of common stock are outstanding and the weighted average number of shares of common stock outstanding during the quarter is 11,845,010;

•      U.S. Treasury rate is 4.5%; and

•      Weighted average offering price per share of common stock is $15.00.

Under these assumptions, the quarterly incentive fee payable to our manager would be $250,577 as calculated below:

1.	Funds from Operations per share ($5,000,000/11,845,010)	$0.4221
2.	Weighted average offering price per share of common stock ($15.00) multiplied by the greater of (A) 2.25% or (B) 0.875% plus one-fourth of 10-year U.S. Treasury rate	$0.3375
3.	Excess of Funds from Operations per share over amount calculated in 2 above ($0.4221—$0.3375)	$0.0846
4.	Weighted average number of shares outstanding multiplied by the amount calculated in 3 above (11,845,010 x $0.0846)	$1,002,309
5.	Incentive Fee equals 25% of amount calculated in 4 above	$250,577

Example 2: $30 Million Equity Offering at $10/share

Assume the following:

•      Funds from Operations for the quarter equals $5,000,000;

•      14,845,010 shares of common stock are outstanding and the weighted average number of shares of common stock outstanding during the quarter is 14,845,010;

•      U.S. Treasury rate is 4.5%;

•      Weighted average offering price per share of common stock is $13.99; and

•      At the beginning of the quarter, 3,000,000 new shares were issued at $10 per share.

Under these assumptions, the quarterly incentive fee payable to our manager would be $81,827 as calculated below:

1.	Funds from Operations per share ($5,000,000/14,845,010)	$0.3368
2.	Weighted average offering price per share of common stock ($13.99) multiplied by the greater of (A) 2.25% or (B) 0.875% plus one-fourth of 10-year U.S. Treasury rate	$0.3148
3.	Excess of Funds from Operations per share over amount calculated in 2 above ($0.3368 - $0.3148)	$0.0220

4.	Weighted average number of shares outstanding multiplied by the amount calculated in 3 above (14,845,010 x $0.0220)	$327,309
5.	Incentive Fee equals 25% of amount calculated in 4 above	$81,827

Example 3: $30 Million Equity Offering at $20/share

Assume the following:

•      Funds from Operations for the quarter equals $5,000,000;

•      13,345,010 shares of common stock are outstanding and the weighted average number of shares of common stock outstanding during the quarter is 13,345,010;

•      U.S. Treasury rate is 4.5%;

•      Weighted average offering price per share of common stock is $15.56; and

•      At the beginning of the new quarter, 1,500,000 million new shares were issued at $20 per share.

Under these assumptions, the quarterly incentive fee payable to our manager would be $81,827 as calculated below:

1.	Funds from Operations per share ($5,000,000/13,345,010)	$0.3747
2.	Weighted average offering price per share of common stock ($15.56) multiplied by the greater of (A) 2.25% or (B) 0.875% plus one-fourth of 10-year U.S. Treasury rate	$0.3501
3.	Excess of Funds from Operations per share over amount calculated in 2 above ($0.3747—$0.3501)	$0.0245
4.	Weighted average number of shares outstanding multiplied by the amount calculated in 3 above (13,345,010 x $0.0245)	$327,309
5.	Incentive Fee equals 25% of amount calculated in 4 above	$81,827